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                            May 2, 2023

       Kit Gray
       President
       Courtside Group, Inc.
       335 N. Maple Drive, Suite 127
       Beverly Hills, California 90210

                                                        Re: Courtside Group,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed April 26,
2023
                                                            File No. 333-269028

       Dear Kit Gray:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Summary Unaudited Condensed Consolidated Financial and Operating Data, page 22

   1. We note your revised disclosures in response to prior comment 4, however, you still do not indicate what
information is presented on a pro forma basis. Please revise to state, after noting the
periods derived from the consolidated financial statements but before explaining what the pro
forma adjustments are based on, that pro forma net loss per
                                                        share, pro forma share
information, and pro forma balance sheet information are included and what those amounts
give effect to.
 Kit Gray
FirstName  LastNameKit
Courtside Group, Inc. Gray
Comapany
May  2, 2023NameCourtside Group, Inc.
May 2,
Page 2 2023 Page 2
FirstName LastName
Capitalization, page 83

2. Please revise (i) in the second bullet to state that the redemption is the result of not completing a Qualified Financing or Event by April 15, 2023, consistent with your disclosures on page 23.
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Sasha Ablovatskiy